================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                -----------------
                                   SCHEDULE TO
                                  (RULE 13E-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                -----------------
                             INFORMATICA CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                                -----------------
          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                                -----------------
                                   45666Q-10-Z
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                                -----------------
                                GAURAV S. DHILLON
                             CHIEF EXECUTIVE OFFICER
                             INFORMATICA CORPORATION
                              3350 W. BAYSHORE ROAD
                           PALO ALTO, CALIFORNIA 94303
                                 (650) 687-6200
                 (Name, address, and telephone number of person
                authorized to receive notices and communications
                           on behalf of filing person)
                                -----------------
                                   COPIES TO:
                             MARK A. BERTELSEN, ESQ.
                              JOSE F. MACIAS, ESQ.
                              J. ROL WILLIAMS, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (650) 493-9300
                                -----------------
                            CALCULATION OF FILING FEE

================================================================================
      TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
================================================================================
           $83,293,657                                    $16,659
================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 8,651,608 shares of common stock of Informatica Corporation having an aggregate value of $83,293,657 as of July 16, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                         Amount Previously Paid: Not Applicable
                         Form or Registration No.: Not applicable.
                         Filing party: Not applicable.
                         Date filed: Not applicable.

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

       [ ]    third-party tender offer subject to Rule 14d-1.
       [X]    issuer tender offer subject to Rule 13e-4.
       [ ]    going-private transaction subject to Rule 13e-3.
       [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

ITEM 1. SUMMARY TERM SHEET.

       The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated July 20, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

       (a) The name of the issuer is Informatica Corporation, a Delaware corporation (the "Company"), and the address of its principal executive office is 3350 W. Bayshore Road, Palo Alto, California 94303. The telephone number of its principal executive office is (650) 687-6200. The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Informatica") is incorporated herein by reference.

       (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain of its employees to exchange certain options to purchase shares of the Company's Common Stock, par value $0.001 per share that are outstanding under (i) the Company's 2000 Employee Stock Incentive Plan, as amended, and as may be amended from time to time (the "2000 Plan"), (ii) the Company's 1999 Stock Incentive Plan, as amended, and as may be amended from time to time (the "1999 Plan"), (iii) the Company's 1996 Flexible Stock Incentive Plan (the "1996 Plan"), (iv) the Company's 1993 Flexible Stock Incentive Plan (the "1993 Plan"), (v) the Influence Software, Inc. 1996 Incentive Stock Option Plan (the "Influence Plan") and (vi) the Zimba 1999 Stock Option Plan (the "Zimba Plan," and, together with the 2000 Plan, the 1999 Plan, the 1996 Plan, the 1993 Plan and the Influence Plan, the "Option Plans") for new options to purchase Common Stock that will be granted under either the 1999 Plan or the 2000 Plan, at the discretion of the Company's Board of Directors (the "New Options"), upon the terms and subject to the conditions described in (a) the Offer to Exchange, (b) the Memorandum from Gaurav S. Dhillon, dated July 20, 2001 and attached hereto as Exhibit (a)(2), (c) the Election Form attached hereto as Exhibit (a)(3), (d) the Notice to Withdraw from the Offer attached hereto as Exhibit (a)(4) (collectively, as they may be amended from time to time, the "Offer"), and (e) the form of Promise to Grant Stock Option(s) attached hereto as Exhibit (a)(5). Eligible participants will receive one share subject to New Options for each share subject to the options tendered. Employees are eligible to participate in the Offer if they are employees of the Company or one of the Company's subsidiaries as of the date the Offer commences and remain employees through the date on which the tendered options are cancelled, but only if they are residents of the United States, Australia, Belgium, Canada, France, Germany, Japan, the Netherlands, Norway, Singapore, Switzerland or the United Kingdom or are employed by subsidiaries of the Company located in those countries and are subject solely to the tax laws in those countries. In order to receive a New Option, a participant must remain an eligible employee as of the date the New Options are granted. In addition, affiliates of the Company, which include members of the Board of Directors and executive officers of the Company listed on Schedule A to the Offer to Exchange, are not eligible to participate in the Offer. As of July 13, 2001, there were options to purchase 16,273,710 shares of the Company's Common Stock outstanding. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

       (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Shares Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

       (a) The Company is the filing person. The information set forth under
Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

       (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights and Change of Election"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences"), Section 15 ("Material Tax Consequences for Employees Who are Tax Residents in Australia"), Section 16 ("Material Tax Consequences for Employees Who are Tax Residents in Belgium"), Section 17 ("Material Tax Consequences for Employees Who are Tax Residents in Canada"), Section 18 ("Material Tax Consequences for Employees Who are Tax Residents in France"),
Section 19 ("Material Tax Consequences for Employees Who are Tax Residents in Germany"), Section 20 ("Material Tax Consequences for Employees Who are Tax Residents in Japan"), Section 21 ("Material Tax Consequences for Employees Who are Tax Residents in The Netherlands"), Section 22 ("Material Tax Consequences for Employees Who are Tax Residents in Norway"), Section 23 ("Material Tax Consequences for Employees Who are Tax Residents in Singapore"), Section 24 ("Material Tax Consequences for Employees Who are Tax Residents in Switzerland"), Section 25 ("Material Tax Consequences for Employees Who are Tax Residents in United Kingdom"), Section 26 ("Extension of Offer; Termination; Amendment") and Section 27 ("Fees and expenses") is incorporated herein by reference.

       (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

       (e) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

       (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

       (b) The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

       (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 27 ("Fees and Expenses") is incorporated herein by reference.

       (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions to the Offer") is incorporated herein by reference.

       (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

       (a) Not applicable.

       (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

       (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

       (a) The information set forth (i) in the Offer to Exchange under Section 10 ("Information Concerning Informatica"), Section 28 ("Additional Information") and Section 29 ("Financial Information"), (ii) on pages 29 through 51 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and (iii) on pages one through seven of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, is incorporated herein by reference, and is available over the Internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov.

       (b) Not applicable.

       (c) The information set forth in the Offer to Exchange under Section 29 ("Financial Information") is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

       (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

       (b) Not applicable.

ITEM 12. EXHIBITS.

       (a)(1) Offer to Exchange, dated July 20, 2001.

          (2) Memorandum from Gaurav S. Dhillon, dated July 20, 2001.

          (3) Election Form.

          (4) Notice to Withdraw from the Offer.

          (5) Form of Promise to Grant Stock Option(s).

          (6) Informatica Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001 and incorporated herein by reference.

          (7) Informatica Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

       (b) Not applicable.

       (d)(1) Informatica Corporation 2000 Employee Stock Incentive Plan, as amended, and form of agreement thereunder.

          (2) Informatica Corporation 1999 Stock Incentive Plan, as amended, and form of agreement thereunder.

          (3) Informatica Corporation 2000 Employee Stock Incentive Plan Prospectus.

          (4) Informatica Corporation 1999 Stock Incentive Plan Prospectus.

       (g) Not applicable.

       (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

       (a) Not applicable.

                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                        INFORMATICA CORPORATION

                                        /s/ Earl E. Fry
                                        ----------------------------------------
                                        Earl E. Fry
                                        Chief Financial Officer and Senior Vice
                                        President


Date: July 20, 2001

                                INDEX TO EXHIBITS

                                  EXHIBIT INDEX



       EXHIBIT
       NUMBER                               DESCRIPTION
       -------        ----------------------------------------------------------
       (a)(1)         Offer to Exchange, dated July 20, 2001.

       (a)(2)         Memorandum from Gaurav S. Dhillon, dated July 20, 2001.

       (a)(3)         Election Form.

       (a)(4)         Notice to Withdraw from the Offer.

       (a)(5)         Form of Promise to Grant Stock Option(s).

       (a)(6) Informatica Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001 and incorporated herein by reference.

       (a)(7) Informatica Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

       (d)(1)         Informatica Corporation 2000 Employee Stock Incentive
                      Plan, as amended, and form of agreement thereunder.

       (d)(2) Informatica Corporation 1999 Stock Incentive Plan, as amended, and form of agreement thereunder.

       (d)(3)         Informatica Corporation 2000 Employee Stock Incentive Plan
                      Prospectus.

       (d)(4)         Informatica Corporation 1999 Stock Incentive Plan
                      Prospectus